Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-216491

July 25, 2018

€700,000,000

1.875% Notes due 2029

FINAL TERM SHEET

July 25, 2018

Issuer:	Prologis Euro Finance LLC

Guarantor:	Prologis, L.P.

Legal Format:	SEC Registered

Security:	1.875% Notes due 2029

Size:	€700,000,000

Expected Ratings (Moody’s/S&P)*:	A3 / A- (Stable/Stable)

Maturity Date:	January 5, 2029

Coupon:	1.875% per annum, payable annually

Price to Public:	99.452%

Underwriting Discount:	0.450%

Net Proceeds, Before Expenses, to Issuer:	€693,014,000

Mid-Swaps Yield:	0.934%

Spread to Mid-Swap:	+100 basis points

Benchmark Bund:	0.50% DBR due February 2028

Benchmark Bund Yield/Price:	0.330% / 101.60%

Spread to Benchmark Bund:	+ 160.4 basis points

Yield to Maturity:	1.934%

Interest Payment Dates:	January 5 of each year, commencing January 5, 2019 (short)

Day Count Convention:	Actual/Actual (ICMA)

Optional Redemption:	Prior to October 5, 2028 based on the Comparable Government Bond Rate + 25 basis points, or on or after October 5, 2028, at par.

Settlement Date:	August 1, 2018 (T+5)

Trade Date:	July 25, 2018

Use of Proceeds:	The issuer intends to lend the net proceeds to Prologis, L.P. or one of its other subsidiaries who will use the amounts for general corporate purposes, including to repay or repurchase other indebtedness. In the short term, the issuer intends to place the net proceeds in short-term investments.

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in euros. If the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the issuer or so used.

Payment of Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:	The issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	€100,000 x €1,000

ISIN / Common Code / CUSIP:	XS1861322383 / 186132238 / 74341EAA0

Listing:	The issuer intends to apply to list the Notes on the NYSE

Joint Book-Running Managers:	BNP Paribas Goldman Sachs & Co. LLC J.P. Morgan Securities plc ING Bank N.V.

Senior Co-Managers:	Merrill Lynch International Mizuho International plc MUFG Securities EMEA plc SMBC Nikko Capital Markets Limited The Toronto-Dominion Bank U.S. Bancorp Investments, Inc.

Co-Managers:

Citigroup Global Markets Limited

HSBC Securities (USA) Inc.

Morgan Stanley & Co. International plc

NatWest Markets Plc

PNC Capital Markets LLC

Scotiabank Europe plc

Wells Fargo Securities International Limited

Banco Bilbao Vizcaya Argentaria, S.A.

BB&T Capital Markets, a division of BB&T Securities, LLC

BNY Mellon Capital Markets, LLC

Regions Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BNP Paribas at 1-800-854-5674 or Goldman Sachs & Co. LLC at 1-866-471-2526 or J.P. Morgan Securities plc at +44 207-134-2468.

MiFID II professionals/ECPs-only– Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).